

Scott Coye-Huhn · 3rd

Program Manager, Low Carbon Fuels (LCFS, Oregon CFP, and more) at SCS Global Services

Spring, Texas, United States · Contact info

500+ connections

SCS Global Services

University of Cincinnati College of Law

Experience

Program Manager, Low Carbon Fuels (LCFS, Oregon CFP, Colombia Res, Renovabio)

SCS Global Services · Full-time
Jul 2020 – Present · 1 yr 6 mos
The Woodlands, Texas, United States

SCS is a California-based Certification Body specializing in social and environmental standards. Beyond LCFS and Oregon's Clean Fuels Program, we also provide verification services for Colombia Resolution 1962, ISCC, RSB, Bonsucro, and RSPO. SCS will be launching services for Renovabio and Canada's Clean Fuel Standard in 2022.

Advisor

MxG Fiber
Apr 2019 – Sep 2020 · 1 yr 6 mos
The Woodlands, Texas, United States

Currently serving as advisor to the leadership team. In my prior role I served as President of MxG Fiber leading MxG Fiber's teams for legal, government relations, corporate development (investment projects) and new business development (strategic partnerships and licensing opportunities) to achieve the company's goals of producing next-generation, rene\ ...see more

Aloterra LLC

10 yrs 4 mos

Owner and Advisor
Apr 2019 – Apr 2020 · 1 yr 1 mo

General Counsel and VP Business Development
Jan 2010 – Mar 2019 · 9 yrs 3 mos

Aloterra is a vertically integrated specialty fiber manufacturer that is producing four lines of sustainable products at two manufacturing facilities. In addition to developing and manufacturing our own product lines, Aloterra also grows and controls its own raw material supplies to make our entire operation vertically integrated. We are leading a new gı ...see more

Attorney

Jackson Gilmour & Dobbs P.C.
Jan 2008 – May 2010 · 2 yrs 5 mos

Environmental and civil litigation involving claims for property damage, remediation, cost recovery, and natural resources damages asserted under federal, state, and common law theories of recovery.

Attorney

Connelly Baker Wotring Jackson LLP
Aug 2004 – Dec 2007 · 3 yrs 5 mos

Civil and Environmental Litigation.

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Education

University of Cincinnati College of Law
J.D., Law
2001 – 2004
Activities and Societies: Law Review; Human Rights Quarterly Journal Senior Articles Editor; Urban Morgan Institute for Human Rights Fellow

Saint Louis University
M.S.W., Masters in Social Work
1997 – 1998

Xavier University
B.S.S.W., Social Work
1992 – 1996